SIDLEY AUSTIN BROWN & WOOD LLP

CHICAGO
DALLAS
LOS ANGELES
SAN FRANCISCO
WASHINGTON, D.C.

787 SEVENTH AVENUE
NEW YORK, NEW YORK 10019
TELEPHONE 212 839 5300
FACSIMILE 212 839 5599
www.sidley.com
FOUNDED 1866

BEIJING
GENEVA
ONG
N
AI
RE
TOKYO

03007488

WRITER'S DIRECT NUMBER
212-839-5673

WRITER'S E-MAIL ADDRESS
JPMARTIN@SIDLEY.COM

March 11, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Stop 3-2
450 Fifth Street
Washington, D.C. 20549

SUPPL

Re: Rule 12g3-2(b) Filing Requirements for
G.Acción, S.A. de C.V. (the "Issuer")
File No. 82-4590

Ladies and Gentlemen:

On behalf of the Issuer, enclosed please find copies of the following:

1. Certain financial information (Consolidated Financial Statement, Consolidated Earnings Statement and related notes) for the years ended December 31, 2001 and 2002, together with a Statement from the Issuer's Chief Executive Officer, as reported to the *Bolsa Mexicana de Valores* and translated into English by the Issuer.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Act"), with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Issuer that it is subject to the Act.

Please acknowledge receipt of this letter by stamping and returning the enclosed copy and return it to the messenger who is delivering the package.

PROCESSED
APR 01 2003
THOMSON FINANCIAL

dlw 3/20

Please do not hesitate to contact me with any further questions or comments you may have at (212) 839-5673.

Very truly yours,

Jon P. Martin

(Enclosure)

cc (w/o Enclosure): Jorge Girault Facha (G.Acción, S.A. de C.V.)
Michael Fitzgerald

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** Quarter: 4 Year: 2002

G. ACCION S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

Previous Printing

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**4,492,442**	100	**4,709,459**	100
2	**CURRENT ASSETS**	**359,818**	8	**385,543**	8
3	CASH AND SHORT-TERM INVESTMENTS	91,645	2	163,142	3
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	79,352	2	56,956	1
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	166,768	4	104,981	2
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	22,053	0	60,464	1
8	**LONG-TERM**	**23,151**	1	**26,979**	1
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	23,151	1	26,979	1
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**3,896,297**	**87**	**4,146,513**	**88**
13	PROPERTY	4,025,253	90	4,203,503	89
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	162,872	4	83,555	2
16	ACCUMULATED DEPRECIATION	395,326	9	260,415	6
17	CONSTRUCTION IN PROGRESS	103,498	2	119,870	3
18	**DEFERRED ASSETS (NET)**	**213,176**	5	**150,424**	3
19	**OTHER ASSETS**	**0**	0	**0**	0
20	**TOTAL LIABILITIES**	**3,268,905**	100	**3,017,199**	
21	**CURRENT LIABILITIES**	**178,979**	5	**255,455**	8
22	SUPPLIERS	14,513	0	18,127	1
23	BANK LOANS	96,284	3	107,640	4
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	4,994	0	7,527	0
26	OTHER CURRENT LIABILITIES	63,188	2	122,161	4
27	**LONG-TERM LIABILITIES**	**3,053,436**	**93**	**2,737,780**	**91**
28	BANK LOANS	2,561,890	78	2,180,148	72
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	491,546	15	557,632	18
31	**DEFERRED LOANS**	**36,490**	1	**23,964**	1
32	**OTHER LIABILITIES**	**0**	0	**0**	0
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,223,537**		100 **1,692,260**	
34	**MINORITY INTEREST**	**54,021**	4	**48,719**	3
35	**MAJORITY INTEREST**	**1,169,516**	96	**1,643,541**	97
36	**CONTRIBUTED**	**1,185,398**	97	**1,183,893**	70
37	PAID-IN CAPITAL STOCK (NOMINAL)	57,154	5	57,154	3
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	142,782	12	142,782	8
39	PREMIUM ON SALES OF SHARES	964,382	79	964,382	57
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	21,080	2	19,575	1
41	**CAPITAL INCREASE (DECREASE)**	**(15,882)**	**(1)**	**459,648**	**27**
42	RETAINED EARNINGS AND CAPITAL RESERVE	219,331	18	(458,346)	(2
43	REPURCHASE FUND OF SHARES	98,313	8	40,353	
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	141,522	12	652,630	
45	NET INCOME FOR THE YEAR	(475,048)	(39)	225,011	

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **4** YEAR: **2002**
G. ACCION S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**91,645**	100	**163,142**	100
46	CASH	75,813	83	99,986	61
47	SHORT-TERM INVESTMENTS	15,832	17	63,156	39
18	**DEFERRED ASSETS (NET)**	**213,176**	100	**150,424**	
48	AMORTIZED OR REDEEMED EXPENSES	97,726	46	83,527	56
49	GOODWILL	0	0	37,768	25
50	DEFERRED TAXES	115,192	54	28,867	19
51	OTHERS	258	0	262	0
21	**CURRENT LIABILITIES**	**178,979**	100	**255,455**	
52	FOREING CURRENCY LIABILITIES	115,780	65	151,294	59
53	MEXICAN PESOS LIABILITIES	63,199	35	104,161	41
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**63,188**		100 **122,161**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	63,188	100	122,161	100
27	**LONG-TERM LIABILITIES**	**3,053,436**	100	**2,737,780**	
59	FOREING CURRENCY LIABILITIES	2,986,877	98	2,715,785	99
60	MEXICAN PESOS LIABILITIES	66,559	2	21,995	1
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS	0	0		0
62	MEDIUM TERM NOTES	0	0		0
30	**OTHER LOANS**	**491,546**	100	**557,632**	
63	OTHER LOANS WITH COST	424,227	86	486,679	87
64	OTHER LOANS WITHOUT COST	67,319	14	70,953	13
31	**DEFERRED LOANS**	**36,490**	100	**23,964**	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	0	0
67	OTHERS	36,490	100	23,964	100
32	**OTHER LIABILITIES**	**0**	100	**0**	
68	RESERVES	0	0		0
69	OTHERS LIABILITIES	0	0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**141,522**		100 **652,630**	100
70	ACCUMULATED INCOME DUE TO MONETARY	77,778	55	444,650	68
71	INCOME FROM NON-MONETARY POSITION	63,744	45	207,980	32

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **4** YEAR: **2002**

G. ACCION S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Previous Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	180,839	130,088
73	PENSIONS FUND AND SENIORITY	386	350
74	EXECUTIVES (*)	6	6
75	EMPLOYERS (*)	67	68
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	125,540,698	125,540,698
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **4** YEAR **2002**
G. ACCION S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**694,642**	**100**	**738,333**	**100**
2	COST OF SALES	215,402	31	308,108	42
3	**GROSS INCOME**	**479,240**	**69**	**430,225**	**58**
4	OPERATING	178,910	26	156,319	21
5	**OPERATING**	**300,330**	**43**	**273,906**	**37**
6	TOTAL FINANCING	448,795	65	(6,908)	(1)
7	**INCOME AFTER FINANCING COST**	**(148,465)**	**(21)**	**280,814**	**38**
8	OTHER FINANCIAL OPERATIONS	(5,545)	(1)	(4,827)	(1)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(142,920)**	**(21)**	**285,641**	**39**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	39,277	6	47,087	6
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**(182,197)**	**(26)**	**238,554**	**32**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(1,264)	0	(35)	0
13	**CONSOLIDATED NET INCOME OF**	**(183,461)**	**(26)**	**238,519**	**32**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(183,461)**	**(26)**	**238,519**	**32**
16	EXTRAORDINARY ITEMS NET EXPENSES	284,222	41	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(467,683)**	**(67)**	**238,519**	**32**
19	NET INCOME OF MINORITY INTEREST	7,365	1	13,508	2
20	**NET INCOME OF MAJORITY INTEREST**	**(475,048)**	**(68)**	**225,011**	**30**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **4** YEAR: **2002**
G. ACCION S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**694,642**	**100**	**738,333**	**100**
21	DOMESTIC	694,642	100	738,333	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	68,503	10	46,585	6
6	**TOTAL FINANCING COST**	**448,795**	**100**	**(6,908)**	**100**
24	INTEREST PAID	241,103	54	215,836	3,124
25	EXCHANGE LOSSES	353,429	79	(29,209)	(423)
26	INTEREST EARNED	8,149	2	14,190	205
27	EXCHANGE PROFITS	0	0	102,474	1,483
28	GAIN DUE TO MONETARY POSITION	(137,588)	(31)	(76,871)	(1,113)
8	**OTHER FINANCIAL OPERATIONS**	**(5,545)**	**100**	**(4,827)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(5,545)	(100)	(4,827)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**39,277**	**100**	**47,087**	**100**
32	INCOME TAX	38,849	99	47,087	100
33	DEFERED INCOME TAX	428	1	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **4** YEAR **2002**

G. ACCION S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	694,643	738,334
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	694,642	738,333
39	OPERATION INCOME (**)	300,330	273,906
40	NET INCOME OF MAYORITY INTEREST(**)	(475,048)	225,011
41	NET CONSOLIDATED INCOME (**)	(467,683)	238,519

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **4** YEAR: **2002**
G. ACCION S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

Previous Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**(467,683)**	**238,519**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	546,698	(103,125)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**79,015**	**135,394**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(233,318)	80,280
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(154,303)**	**215,674**
6	CASH FLOW FROM EXTERNAL FINANCING	88,042	633,479
7	CASH FLOW FROM INTERNAL FINANCING	635	(4,626)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**88,677**	**628,853**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(20,902)**	**(845,424)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(86,528)	(897)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	178,173	164,039
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	91,645	163,142

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **4** YEAR: **2002**
G. ACCION S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**546,698**	**(103,125)**
13	DEPRECIATION AND AMORTIZATION FOR THE	126,950	101,333
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	(61)
15	+ (-) NET LOSS (PROFIT) IN MONEY	291,679	(131,683)
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	(137,588)	(76,872)
17	+ (-) OTHER ITEMS	265,657	4,158
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(233,318)**	**80,280**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(32,829)	(115,720)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(153,902)	50,467
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(3,614)	(784)
22	+ (-) INCREASE (DECREASE) IN OTHER	(42,973)	146,317
6	**CASH FLOW FROM EXTERNAL FINANCING**	**88,042**	**633,479**
23	+ SHORT-TERM BANK AND STOCK MARKET	0	0
24	+ LONG-TERM BANK AND STOCK MARKET	282,265	633,552
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	5,229	254,091
27	(-) BANK FINANCING AMORTIZATION	(82,485)	(219,142)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	(116,967)	(35,022)
7	**CASH FLOW FROM INTERNAL FINANCING**	**635**	**(4,626)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	635	(4,626)
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(20,902)**	**(845,424)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	1,765	28
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(22,667)	(845,452)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **4** **2002**
G. ACCION S.A. DE C.V.

RATIOS
CONSOLIDATED

Previous Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(67.33)	%	32.31	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(40.62)	%	13.69	%
3	NET INCOME TO TOTAL ASSETS (**)	(10.41)	%	5.06	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(29.42)	%	32.23	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.15	times	0.16	times
7	NET SALES TO FIXED ASSETS (**)	0.18	times	0.18	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	36	days	24	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.82	%	7.78	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	72.76	%	64.07	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	2.67	times	1.78	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	94.91	%	95.02	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	78.37	%	66.03	%
15	OPERATING INCOME TO INTEREST PAID	1.25	times	1.27	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.21	times	0.24	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.01	times	1.51	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	2.01	times	1.51	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.11	times	0.13	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	51.20	%	63.86	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	11.37	%	18.34	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(33.59)	%	10.87	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(0.64)	times	1.00	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	99.28	%	100.74	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.72	%	(0.74)	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	108.44	%	100.00	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **4** YEAR: **2002**
G. ACCION S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Previous Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (3.73)	$ 1.70
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ (3.73)	$ 1.70
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 9.32	$ 13.09
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.51 times	0.36 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(1.28) times	2.71 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Previous Printing

STATEMENT FROM THE CEO

LUIS GUTIERREZ GUAJARDO, CEO OF G.ACCION STATED: "2002 HAS BEEN A DIFFICULT YEAR FOR MANY REASONS. THE CORPORATE SCANDALS, WHICH HAVE BEEN THE WORST WE'VE SEEN IN THE LAST DECADE, COUPLED WITH THE POSSIBILITY OF A WAR HAVE RESULTED IN THE DRAMATIC SLOWDOWN IN THE WORLD ECONOMIES. ALL THESE EVENTS HAVE MADE 2002 A YEAR FULL OF CHALLENGES AND ACHIEVEMENTS FOR US. WE HAVE SEEN THESE CHALLENGES APPEAR THROUGHOUT THE YEAR.

DESPITE THE DIFFICULT CURRENT GLOBAL CONDITIONS, I AM PROUD TO BE ABLE TO DISCUSS OUR ACCOMPLISHMENTS. DURING THE YEAR, WE CONSOLIDATED A STRATEGIC PARTNERSHIP WITH AMB, ONE OF THE LARGEST REAL ESTATE COMPANIES IN THE UNITED STATES, TO INVEST IN MEXICO. WE ALSO MANAGED TO REFINANCE 99% OF OUR DEBT, EXPANDING MATURITIES AND AMORTIZATIONS WHILE REDUCING DEBT COSTS, THUS FREEING SOME CASH FLOW FOR THE BENEFIT OF OUR COMPANY AND ITS SHAREHOLDERS.

WE MANAGED TO COMPLETE ON-TIME, HIGH QUALITY, TURNKEY PROJECTS FOR PROCTER AND GAMBLE AND WE ARE CURRENTLY WORKING ON OTHER TURNKEY PROJECTS, WHICH WE EXPECT TO COMPLETE AND DELIVER AS SCHEDULED. WE SUCCESSFULLY COMPLETED THE ACQUISITION OF TWO INDUSTRIAL PORTFOLIOS AND AN OFFICE BUILDING FROM THE US COMPANY HINES FOR A VALUE OF OVER US$ 100 MILLION.

IN ADDITION, THE COMPANY'S TWELVE MONTHS RESULTS WERE VERY POSITIVE. COMPARED TO THE TWELVE-MONTH PERIOD OF 2001, LEASING REVENUES, WHICH REPRESENT OUR CORE BUSINESS, INCREASED 19%; EBITDA GREW 14% AS A RESULT OF THE INCREASE IN THE SIZE OF THE COMPANY'S PROPERTY PORTFOLIO UNDER MANAGEMENT. THE NET INTEREST COVERAGE RATIO REMAINED AT 1.83X, REFLECTING G.ACCION'S ABILITY TO SERVICE ITS DEBT. ADDITIONALLY, OUR COMMITMENT TO COST REDUCTION INITIATIVES RESULTED IN AN 4% DECLINE IN SG&A. THESE RESULTS WERE AFFECTED BY THE MONETARY EXCHANGE LOSS WHICH DOESN'T AFFECT CASH FLOW, HOWEVER AS PER MEXICAN GAAP IT AFFECTS THE COMPANY'S NET RESULTS".

CORPORATE EVENTS:

On April 8, 2002 G.Accion announced that it had formed a strategic alliance with AMB Property Corp. (NYSE: AMB), one of the largest owners and operators of industrial real estate in the U.S., to acquire, develop and operate industrial properties in Mexico. This alliance initially targets the Mexico City, Guadalajara and Monterrey markets, which are growing areas where customers have the greatest need for industrial facilities.

· On July 9, 2002 G.Accion, announced that, together with AMB Property Corporation, it is developing a 771,700 sq. ft. distribution center for Procter & Gamble Manufactura, S. de R.L. de C.V., a subsidiary of the Procter & Gamble Company. This facility, located in the northern suburbs of Mexico City in the San Martin Obispo Industrial Park, will be completed in the second half of 2002.

On October 16, 2002 G.Accion completed the refinancing of 100% of its long-term dollar-denominated debt with GE Capital. Through this agreement with GE Capital Real Estate, the Company restructured its dollar-denominated debt within the current industrial and office portfolio. This debt restructure allows the Company to free cash flow from its existing debt service (interest+principal) with GE Capital, which amounts to approximately US$5 million per annum, under the current interest rate levels.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Previous Printing

On January 23, 2003 G.Accion announced the acquisition, from Hines, of the Torre Angel office building in Mexico City, the Parque Industrial Tecnologico in Guadalajara (PIT) and an industrial portfolio in Parque Industrial Queretaro. The Torre Angel office building is a 21-story building with an area of 336,000 sq.ft. located on the famous Paseo de la Reforma across from the Angel of Independence in Mexico City. The industrial portfolio in Parque Industrial Queretaro contains a portfolio of Class A industrial warehouses and production facilities, which includes 9 buildings comprising almost 1,000,000 sq.ft. The industrial park located in Guadalajara, Jalisco, includes more than 700,000 sq.ft. of Class A warehouse, manufacturing and distribution space in four buildings.

1 EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH:

THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN TRANSLATED FROM SPANISH INTO ENGLISH FOR USE OUTSIDE OF MEXICO. THESE FINANCIAL STATEMENTS ARE PRESENTED ON THE BASIS OF ACCOUNTING PRINCIPIES GENERALLY ACCEPTED IN MEXICO (MEXICAN GAAP). CERTAIN ACCOUNTING PRACTICES APPLIED BY THE COMPANY THAT CONFORM WITH MEXICAN GAAP DO NOT CONFORM WITH CCOUNTING PRINCIPIES GENERALLY ACCEPTED IN OTHER COUNTRIES.

2 ACTIVITIES

G. ACCIÓN, S.A. DE C. V., ("G. ACCIÓN" OR THE "COMPANY") IS THE HOLDING COMPANY OF A GROUP OF COMPANIES THAT ARE MAINLY ENGAGED IN REAL ESTATE DEVELOPMENT, LEASING, PURCHASING, SELLING AND MANAGEMENT ACTIVITIES. THE COMPANY FOCUSED ITS BUSINESS STRATEGY ON THE ACQUISITION, SALE AND MARKETING OF PROPERTIES BUILT FOR INDUSTRIAL PURPOSES AND TO BE USED AS CORPORATE OFFICES. CONSEQUENTLY, MANAGEMENT DECIDED TO SELL THE PROPERTIES WITH COMMERCIAL SPACES, WHILE THEY ARE BEING LEASED.

3 BASIS OF CONSOLIDATION:

THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE FINANCIAL STATEMENTS OF G. ACCIÓN, S.A. DE C.V. AND THOSE OF ITS SUBSIDIARIES WHERE CONTROL IS EXERCISED. ALL SIGNIFICANT INTERCOMPANY BALANCES AND TRANSACTIONS HAVE BEEN ELIMINATED IN CONSOLIDATION.

EQUITY IN RESULTS AND CHANGES IN EQUITY OF SUBSIDIARIES THAT ARE BOUGHT OR SOLD DURING THE YEAR ARE INCLUDED IN THE FINANCIAL STATEMENTS FROM OR UP TO THE DATE OF THE TRANSACTIONS AND ARE RESTATED IN TERMS OF THE PURCHASING POWER OF THE MEXICAN PESO AT YEAREND.

4 SIGNIFICANT ACCOUNTING POLICIES:

THE ACCOUNTING POLICIES FOLLOWED BY THE COMPANY ARE IN CONFORMITY WITH MEXICAN GAAP, WHICH REQUIRE THAT MANAGEMENT MAKE CERTAIN ESTIMATES AND USE CERTAIN ASSUMPTIONS TO DETERMINE THE VALUATION OF SOME OF THE ITEMS INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS AND MAKE THE REQUIRED DISCLOSURES THEREIN. WHILE THE ESTIMATES AND ASSUMPTIONS USED MAY DIFFER FROM THEIR FINAL EFFECT, MANAGEMENT BELIEVES THAT THEY WERE ADEQUATE UNDER THE CIRCUMSTANCES.

CHANGE IN ACCOUNTING POLICY-

BULLETIN C-2, "FINANCIAL INSTRUMENTS", REQUIRES THAT ALL THE EFFECTS OF CONTRACTED FINANCIAL INSTRUMENTS BE RECORDED AS ASSETS OR LIABILITIES, USING DIFFERENT VALUATION METHODS. THE MAJORITY FINANCIAL INSTRUMENTS CONTRACTED FOR FINANCING PURPOSES ARE VALUED AT COST AND AFFECT THE INTEGRAL COST OF FINANCING IN EACH ACCOUNTING PERIOD. AS OF DECEMBER 31, 2002, THE FINANCIAL POSITION OF THE COMPANY WAS NOTMODIFIED AS A RESULT OF THE ADOPTION OF THIS BULLETIN.

RECOGNITION OF THE EFFECTS OF INFLATION IN THE FINANCIAL INFORMATION-
THE CONSOLIDATED FINANCIAL STATEMENTS COMPREHENSIVELY RECOGNIZE THE EFFECTS OF INFLATION ACCORDING TO PROVISIONS UNDER BULLETIN B-10.
CONSEQUENTLY, ALL FINANCIAL STATEMENT AMOUNTS ARE COMPARABLE, BOTH FOR THE CURRENT AND THE PRIOR YEAR, SINCE ALL ARE STATED IN TERMS OF MEXICAN PESOS OF THE SAME PURCHASING POWER. FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX (NCPI) PUBLISHED BY BANCO DE MÉXICO WERE APPLIED TO RESTATE THE CONSOLIDATED FINANCIAL STATEMENTS TO CONSTANT MEXICAN PESOS.

TO RECOGNIZE THE EFFECTS OF INFLATION IN TERMS OF MEXICAN PESOS WITH PURCHASING POWER AS OF PERIOD. THE PROCEDURES WERE AS FOLLOWS:

-BALANCE SHEET:
PROPERTY HELD FOR SALE NET OF DEPRECIATION WAS RESTATED THROUGH DECEMBER 31,1999, USING FACTORS DERIVED FROM THE NCPI FROM THE DATE OF ACQUISITION OR CONSTRUCTION. THESE PROPERTIES HAVE BEEN VALUED AT THEIR ESTIMATED REALIZABLE VALUE AND BEGINNING ON JANUARY 1, 2000, ARE CONSIDERED AS A MONETARY ITEM, AND MAY NOT BE RESTATED OR DEPRECIATED.

INVESTMENT IN ASSOCIATED COMPANIES ARE VALUED ACCORDJNG TO THE EQUITY METHOD AND RESTATED BASED ON THE RESTATED
FJNANCIAL STATEMENTS OF THE COMPANIES. OTHER PERMANENT INVESTMENTS ARE RECORDED AT THEIR ACQUISITION COST AND RESTATED USING FACTORS DERIVED FROM THE NCPI.

PROPERTY HELD FOR LEASE, FURNITURE AND EQUIPMENT, OTHER ASSETS AND GOODWILL ARE RECORDED AT THEIR ACQUISITION OR CONSTRUCTION COST AND RESTATED USING FACTORS DERIVED FROM THE NCPI THROUGH THE MOST RECENT YEAREND, AND THEIR DEPRECIATION AND AMORTIZATION ARE CALCULATED ACCORDING TO RESTATED ASSET VALUES AND THE USEFUL LIFE OF EACH ASSET, OR BASED ON THE TERM OVER WHICH THE BENEFIT FROM THE INVESTMENT IS EXPECTED TO BE REALIZED.

PAID-IN CAPITAL AND THE OTHER STOCKHOLDERS' EQUITY ACCOUNTS ARE RESTATED USING FACTORS DERIVED FROM THE NCPI CUMULATIVE FROM THE DATE OF CONTRIBUTION OR GENERATION THROUGH PERIOD.

-STATEMENT OF INCOME:
REVENUES, COSTS AND EXPENSES ARE RESTATED FROM THE MONTH IN WHICH THEY ARISE THROUGH THE PERIOD, BASED ON FACTORS DERIVED FROM THE NCPI.
THE GAIN FROM MONETARY POSITION, WHICH REPRESENTS THE EROSION OF THE PURCHASING POWER OF MONETARY ITEMS CAUSED BY INFLATION, IS DETERMINED BY APPLYING TO NET MONETARY ASSETS OR LIABILITIES AT THE BEGINNING OF EACH MONTH THE FACTOR OF INFLATION DERIVED FROM THE NCPI, AND IS RESTATED THROUGH THE PERIOD WITH THE CORRESPONDING FACTOR. GAINS ARE THE RESULT OF MAINTAINING A NET MONETARY LIABILITY POSITION AND LOSSES ARE THE RESULT OF MAINTAINING A NET MONETARY ASSET POSITION IN AN INFLATIONARY PERIOD.

-OTHER STATEMENTS:
THE CUMULATIVE EFFECT OF RESTATEMENT SHOWN IN THE CONSOLJDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY RESULTS MAINLY FROM HOLDING NONMONETARY ASSETS, WHICH REPRESENTS THE CHANGE IN THE SPECIFIC PRICE LEVELS OF SUCH ASSETS AS COMPARED TO THE NCPI. THIS RESTATEMENT EFFECT WAS RECOGNIZED THROUGH 1996, SINCE UP UNTIL THEN THE COMPANY RESTATED PROPERTY HELD FOR LEASE

BASED ON THE VALUES DETERMINED BY INDEPENDENT APPRAISALS.

THE CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND CHANGES IN FINANCIAL POSITION PRESENT THE CHANGES IN CONSTANT MEXICAN PESOS.

CASH AND CASH EQUIVALENTS AND RESTRICTED FUNDS-
CASH EQUIVALENTS ARE PRIMARILY SHORT-TERM INVESTMENTS VALUED AT MARKET (COST PLUS ACCRUED INTEREST). CASH INCLUDES RESTRICTED FUNDS WITH BANK OF AMERICA, WHICH ARE MANAGED BY GE CAPITAL FOR AS LONG AS THEY ARE NOT APPLIED BY THE LATTER TO SERVICE THE CORRESPONDING DEBT OR TO CREATE RESERVES FOR VARIOUS PURPOSES RELATED TO THE PROPERTIES AND WILL ONLY BE DISPOSED UNDER GE CAPITAL INSTRUCTJONS.

OTHER ASSETS-
OTHER ASSETS CONSIST PRIMARILY OF INITIAL LEASING COSTS, SUCH AS COMMISSIONS PAID TO REAL ESTATE BROKERS .INITIAL LEASING COSTS ARE AMORTIZED ACCORDING TO THE TERMS OF THE LEASE AGREEMENTS.

INCOME TAXES AND EMPLOYEE PROFIT SHARING:
THE COMPANY DETERMINES AND RECORDS INCOME AND ASSET TAXES AND EMPLOYEE PROFIT SHARING BASED ON TAX REGULATIONS IN EFFECT AND IN ACCORDANCE BULLETIN D-4 .ACCOUNTING FOR INCOME AND ASSET TAXES AND EMPLOYEE PROFIT SHARING.. WHICH BECAME EFFECTIVE ON JANUARY 1, 2000. THIS BULLETIN REQUIRES RECOGNITION OF LIABILITIES AND ASSETS RESULTING FROM DEFERRED TAXES ON ALL TEMPORARY DIFFERENCES ARISING BETWEEN THE BOOK AND TAX BALANCES OF ASSETS AND LIABILITIES. THE EFFECT OF THE ADOPTION OF THIS BULLETIN WAS APPLIED DIRECTLY TO STOCKHOLDERS. EQUITY AS ESTABLISHED BY THE BULLETIN.

THE COMPANY RECORDS THE DEFERRED INCOME AND ASSET TAX EFFECTS. BASED ON THE TEMPORARY DIFFERENCES BETWEEN BOOK AND TAX BALANCES. EMPLOYEE PROFIT SHARING HAS BEEN CALCULATED TAKING INTO CONSIDERATION THE TEMPORARY DIFFERENCES RESULTING FROM THE RECONCILIATION BETWEEN THE NET INCOME OF THE YEAR AND INCOME FOR EMPLOYEE PROFIT SHARING PURPOSES THAT ARE EXPECTED TO REVERSE DURING A DETERNLINED PERIOD. HOWEVER, AS OF DECEMBER 31, 2002 THERE WERE NO TEMPORARY DIFFERENCES WITH THESE CHARACTERISTICS.

THE PROVISION FOR DEFERRED TAXES FOR THE YEAR IS DETERMINED BY COMPARING THE BEGINNING AND FINAL DEFERRED TAX BALANCES.

EMPLOYEE BENEFITS-
UNDER MEXICAN LABOR LAWL, SERVICIOS CORPORATIVOS G.C., S.A. DE C. V. AND SERVICIOS CORPORATIVOS ADMINISTRATIVOS EN CONSTRUCCIÓN, S.A. DE C. V., SUBSIDIARIES PROVIDING PERSONNEL SERVICES TO THE OTHER COMPANIES, ARE LIABLE FOR SENIORITY PREMIUMS.
THE COMPANY'S POLICY IS TO RECOGNIZE A RESERVE EQUIVALENT TO 100% OF THE MAXIMUM SENIORITY PREMIUM LIABILITY. MANAGEMENT BELIEVES THAT DUE TO THE REDUCED NUMBER OF EMPLOYEES, THE RECORDED LIABILITY WOULD NOT DIFFER SUBSTANTIALLY FROM THE LIABILITY DETERMINED BY AN ACTUARIAL CALCULATION.

INDEMNITY PAYMENTS TO INVOLUNTARILY TERNLINATED EMPLOYEES ARE CHARGED TO RESULTS IN THE PERIOD IN WHICH THEY ARE MADE.

SECURITY DEPOSITS.
SECURITY DEPOSITS CONSIST MAINLY OF AMOUNTS PROVIDED BY TENANTS TO GUARANTEE PAYMENT ON THE COMPANY.S LEASED SPACES. DEPOSIT AMOUNTS REPRESENT

ONE OR TWO MONTHS. RENT. DEPENDING ON THE LEASE AGREEMENTS IN EFFECT.

RECOGNITION OF REVENUES AND COSTS-
LEASE REVENUES AND COSTS ARE RECOGNIZED AS RENTAL PAYMENTS BECOME DUE AND COSTS ARE INCURRED. RESPECTIVELY.

REVENUES AND COSTS FROM THE SALE OF PROPERTY ARE RECOGNIZED USING THE PERCENTAGE-OF-COMPLETION METHOD FROM THE DATE OF EXECUTION OF THE UNDERLYING PURCHASE/SALE AGREEMENTS AND PROVIDED CERTAIN REQUIREMENTS ARE MET. THE DIFFERENCE BETWEEN THE OVERALL AMOUNT OF REVENUES BILLED AND/OR COLLECTED ACCORDING TO THE AGREEMENTS AND THE AMOUNTS RECORDED IN RESULTS IS SHOWN IN THE BALANCE SHEET AS DEFERRED CREDITS OR ADVANCE PAYMENTS FROM CLIENTS,RESPECTIVELY. COMMON COSTS ARE RECORDED IN RESULTS BASED ON THE RELATIVE SALES VALUE.

SERVICES TO THIRD PARTIES CONSIST PRIMARILY OF REVENUES FROM THE MANAGEMENT OF PARKING FACILITIES, APPRAISALS AND CONSTRUCTION SUPERVISION FEES, WHICH ARE RECOGNIZED AS THEY ACCRUE, ACCORDING TO THE CONTRACTS SIGNED WITH THE CUSTOMERS.

INTEGRAL COST OF FINANCING-
INTEGRAL COST OF FINANCING INCLUDES ALL FINANCIAL REVENUES AND EXPENSES, SUCH AS INTEREST INCOME AND EXPENSE, EXCHANGE GAINS OR LOSSES AND GAINS OR LOSSES FROM MONETARY POSITION AS THEY OCCUR OR ACCRUE.

TRANSACTIONS IN FOREIGN CURRENCY ARE RECORDED AT THE EXCHANGE RATE AS OF THE DATE OF THE TRANSACTION AND THE ASSETS AND LIABILITIES IN FOREIGN CURRENCY ARE ADJUSTED TO THE EXCHANGE RATE AS OF PERIOD END, AFFECTING INCOME AS PART OF THE INTEGRAL COST OF FINANCING.
CERTAIN SUBSIDIARIES CAPITALIZE THE INTEGRAL COST OF FINANCING INCURRED DURING THE CONSTRUCTION PERIOD FOR DEBT USED TO FINANCE THE CONSTRUCTION OF PROPERTY. CAPITALIZED AMOUNTS ARE AMORTIZED OVER THE USEFULLIFE OF THE PROJECT OR ARE EXPENSED AT THE TIME THE PROJECT IS SOLD.

EARNINGS PER SHARE.
THE BASIC EARNINGS PER SHARE OF EACH PERIOD WERE CALCULATED BY DIVIDING THE NET MAJORITY INCOME BY THE WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES IN EACH PERIOD.

COMPREHENSIVE INCOME.
COMPREHENSIVE INCOME IS EQUAL TO THE NET CONSOLIDATED INCOME FOR THE YEAR SINCE THE COMPANY HAS NOT GENERATED ANY EFFECTS THAT REQUIRE TO BE PRESENTED DIRECTLY UNDER STOCKHOLDERS' EQUITY.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **4** YEAR: **2002**
G. ACCION S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Previous Printing

COMPANY NAME (1)	**MAIN ACTIVITIES**	**NUMBER OF SHARES**	**WNERSHI (2)**	**TOTAL AMOUNT (Thousands of Pesos)**	
				\CQUISITIOI COST	**PRESENT VALUE (3)**
SUBSIDIARIES					
1 OPCION SANTA FE III, S.A DE C.V.	COMPRAVENTA DE INMUEBLES	72,389,521	99.99	77,058	185,925
2 INMOBILIARIA ACCION DEL CENTRO, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	49,999	99.99	50	(23,149)
3 OPERADORA DE CENTROS COMERCIALES OPCION, SA DE CV	COMPRAVENTA DE INMUEBLES	28,529,494	99.99	29,529	368,174
4 SERVICIOS CORPORATIVOS GC, S.A. DE C.V.	COMPAÑÍA DE SERVICIOS	9,990	99.90	9,990	(4,090)
5 OPCION JAMANTAB, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	11,834,839	99.99	19,681	28,734
6 INMOBILIARIA FIRPO FIESTA COAPA, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	52,558,229	99.99	53,979	104,151
7 INMOBILIARIA PLAZA OPCION ALTAVISTA, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	77,965,190	99.99	100,740	124,598
8 SERVICIOS CORP. ADMINISTRATIVOS EN CONSTRUCCION	COMPAÑIA DE SERVICIOS	17,000	99.99	17	277
9 INMOBILIARIA OPCION LOS NOGALES, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	38,504,279	99.89	38,504	32,307
10 MONTES URALES III, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	22,230,384	89.29	36,899	12,226
11 RECINTO GRUPO INMOBILIARIO, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	11,552,000	99.99	19,524	29,945
12 GALERIA DE GALERIAS SAN ANGEL, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	6,577,569	99.86	6,578	1,123
13 OPCION LA FE, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	30,194,000	99.99	30,194	129,927
14 CENTRAL PARKING SYSTEM MEXICO, S.A. DE C.V.	OPERADORA DE ESTACIONAMIENTO	25,000	50.00	25	46,657
15 INMOBILIARIA TOTOLOPALTONGO, S.A. DE C.V.}	COMPRAVENTA DE INMUEBLES	49,999	99.99	50	26,065
16 CORPORATIVO OPCION SANTA FE II, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	42,234,211	99.99	70,198	221,388
17 PROYECTO COMERCIAL ACCION, S.A DE C.V.	COMPRAVENTA DE INMUEBLES	6,437,063	99.99	6,437	(13,913)
18 SERVICIO DE ADMINISTRACION DE RENTAS, S.A. DE C.V	COMPAÑIA DE SERVICIOS	49,999	99.90	50	42,721
19 CENTRO DE ACOPIO TEPOTZOTLAN, S.A.DE C.V	COMPRAVENTA DE INMUEBLES	8,734,567	99.99	62,528	51,718
20 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL INVESTMENT IN SUBSIDIARIES				**562,031**	**1,364,784**
ASSOCIATEDS					

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **4** YEAR: **2002**
G. ACCION S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3 **CONSOLIDATED**
Previous Printing

	COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
					ACQUISITION COST	PRESENT VALUE (3)
1	FIDEICOMISO F-3959 BANCO DEL ATLANTICO, S.A.	COMPRAVENTA DE INMUEBLES	3,378,176	6.70	14,274	5,336
2	INMOB. PLAZA OPCION DE LOS INSURGENTES, SA DE CV	COMPRAVENTA DE INMUEBLES	10,802,441	37.09	11,757	(2,671)
3	CUSHMAN & WAKEFIELD DE MEXICO, SA DE CV	AGENTES INMOBILIARIOS	25,000	50.00	25	15,665
4	SERVICIOS CORPORATIVOS PARA ESTACIONAMIENTOS, SA	COMPAÑIA DE SERVICIOS	25,000	50.00	25	25
5	PROFESIONALES EN ESTACIONAMIENTOS, S.A. DE C.V	OPERADORA DE ESTACIONAMIENTO	24,090	99.00	1,855	1,855
6	INMOBILIARIA BEGUT, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	2,500	50.00	2,229	2,891
7	CONSTRUCTORA E INMOB. ZURICH, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	49,999	99.99	49,999	50
			0	0.00	0	0
	TOTAL INVESTMENT IN ASSOCIATEDS				**80,164**	**23,151**
	OTHER PERMANENT INVESTMENTS					**0**
	TOTAL					**1,387,935**

NOTES

WITH RESPECT TO THE AFFILIATE COMPANIES IN WHICH THERE IS AN OWNERSHIP OF MORE THAN 50%, THESE ARE NOT CONSOLIDATE DUE TO THE FACT THAT THERE IS NOT DIRECT PARTICIPATION IN ITS MANAGEMENT, EVEN THOUGH THERE ARE EQUAL RIGHTS GRANTED TO BOTH PARTNERS IN THE BOARD OF DIRECTORS. NOTWITHSTANDING THE ABOVE, THERE IS NOT EFFECTIVE CONTROL OVER THEM. WITH RESPECT TO THE COMPANIES WITH A MAJORITY PARTICIPATION, BECAUSE THEY HAVE SUSPENDED THEIR ACTIVITIES OR THEIR ACTIVITIES ARE NOT CONTINUOS THESE COMPANIES ARE NOT CONSOLIDATED INTO G.ACCION RESULTS.

STOCK EXCHANGE CODIGACCION QUARTER: 4 YEAR: 2002

G. ACCION S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Previous Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	1,748,208	213,542	1,534,666	999,979	129,019	2,405,626
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	8,210	5,023	3,187	1,011	839	3,359
OFFICE EQUIPMENT	135,295	35,327	99,968	679	340	100,307
COMPUTER EQUIPMENT	13,440	8,392	5,048	2,473	2,138	5,383
OTHER	1,305	522	783	458	183	1,058
DEPRECIABLES TOTAL	**1,906,458**	**262,806**	**1,643,652**	**1,004,600**	**132,519**	**2,515,733**
NOT DEPRECIATION ASSETS						
GROUNDS	611,817	0	611,817	665,249	0	1,277,066
CONSTRUCTIONS IN PROCESS	103,498	0	103,498	0	0	103,498
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**715,315**	**0**	**715,315**	**665,249**	**0**	**1,380,564**
TOTAL	**2,621,773**	**262,806**	**2,358,967**	**1,669,849**	**132,519**	**3,896,297**

STOCK EXCHANGE CODI**GACCION** QUARTER: **4** YEAR: **2002**
G. ACCION S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4 **CONSOLIDATED**
Previous Printing

NOTES

STOCK EXCHANGE CODE: **GACCION**
G. ACCION S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2002**

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
UNSECURED DEBT																
HSBC BANK MEXICO, S.A.	07/10/2007	11.01	13,000	48,750	0	0	0	0	0	0	0	0	0	0	0	0
WITH WARRANTY																
HIPOTECARIO GE CAPITAL CORP	01/10/2009	5.64	0	0	0	0	0	0	0	0	0	7,862	7,031	7,603	8,222	268,031
HIPOTECARIO GE CAPITAL CORP	01/10/2009	5.19	0	0	0	0	0	0	0	0	0	6,735	6,134	6,606	7,114	222,222
HIPOTECARIO GE CAPITAL CORP	01/10/2009	5.69	0	0	0	0	0	0	0	0	0	5,342	4,768	5,159	5,581	182,662
HIPOTECARIO GE CAPITAL CORP	01/10/2009	5.74	0	0	0	0	0	0	0	0	0	4,861	4,325	4,686	5,076	168,387
HIPOTECARIO GE CAPITAL CORP	01/10/2009	5.19	0	0	0	0	0	0	0	0	0	5,810	5,529	5,953	6,410	142,491
HIPOTECARIO GE CAPITAL CORP	01/10/2009	5.68	0	0	0	0	0	0	0	0	0	4,313	3,852	4,167	4,508	147,388
HIPOTECARIO GE CAPITAL CORP	01/10/2009	9.80	0	0	0	0	0	0	0	0	0	3,143	2,632	2,889	3,170	81,958
HIPOTECARIO GE CAPITAL CORP	01/10/2009	5.03	0	0	0	0	0	0	0	0	0	2,868	2,739	2,945	3,167	69,563
HIPOTECARIO GE CAPITAL CORP	01/10/2009	10.04	0	0	0	0	0	0	0	0	0	2,261	1,874	2,061	2,266	59,696
HIPOTECARIO GE CAPITAL CORP	01/10/2009	10.50	0	0	0	0	0	0	0	0	0	2,154	1,751	1,934	2,137	58,338
HIPOTECARIO GE CAPITAL CORP	01/10/2009	9.57	0	0	0	0	0	0	0	0	0	2,047	1,727	1,891	2,070	52,591
HIPOTECARIO GE CAPITAL CORP	01/10/2009	10.40	0	0	0	0	0	0	0	0	0	1,927	1,574	1,736	1,916	51,895
HIPOTECARIO GE CAPITAL CORP	01/10/2009	4.40	0	0	0	0	0	0	0	0	0	2,152	2,086	2,229	2,383	49,956
HIPOTECARIO GE CAPITAL CORP	01/10/2009	10.41	0	0	0	0	0	0	0	0	0	1,569	1,281	1,414	1,560	42,289
HIPOTECARIO GE CAPITAL CORP	01/10/2009	11.80	0	0	0	0	0	0	0	0	0	1,461	1,120	1,252	1,400	42,298
HIPOTECARIO GE CAPITAL CORP	01/10/2009	5.03	0	0	0	0	0	0	0	0	0	1,607	1,535	1,651	1,775	38,995
HIPOTECARIO INVERLAT	29/01/2013	5.39	0	0	0	2,799	3,074	3,377	3,708	31,857	0	0	0	0	0	0
HIPOTECARIO GE CAPITAL CORP	01/10/2009	11.69	0	0	0	0	0	0	0	0	0	1,312	1,010	1,129	1,281	37,780
HIPOTECARIO GE CAPITAL CORP	01/10/2009	4.98	0	0	0	0	0	0	0	0	0	1,457	1,393	1,497	1,609	35,215

STOCK EXCHANGE CODE: **GACCION**
G. ACCION S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2002**

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
HIPOTECARIO GE CAPITAL CORP	01/10/2009	9.95	0	0	0	0	0	0	0	0	0	1,345	1,118	1,229	1,350	35,315
HIPOTECARIO GE CAPITAL CORP	01/10/2009	5.72	0	0	0	0	0	0	0	0	0	1,237	1,161	1,256	1,359	31,429
HIPOTECARIO GE CAPITAL CORP	01/10/2009	11.22	0	0	0	0	0	0	0	0	0	1,131	891	991	1,102	31,829
HIPOTECARIO GE CAPITAL CORP	01/10/2009	4.98	0	0	0	0	0	0	0	0	0	1,172	1,121	1,205	1,295	28,333
HIPOTECARIO GE CAPITAL CORP	01/10/2009	4.98	0	0	0	0	0	0	0	0	0	1,081	1,034	1,112	1,195	26,140
HIPOTECARIO GE CAPITAL CORP	01/10/2009	5.03	0	0	0	0	0	0	0	0	0	1,000	955	1,027	1,104	24,255
HIPOTECARIO GE CAPITAL CORP	01/10/2009	5.19	0	0	0	0	0	0	0	0	0	996	937	1,009	1,086	24,141
HIPOTECARIO GE CAPITAL CORP	01/10/2009	11.15	0	0	0	0	0	0	0	0	0	889	703	781	868	24,908
HIPOTECARIO GE CAPITAL CORP	01/10/2009	4.98	0	0	0	0	0	0	0	0	0	982	939	1,009	1,085	23,732
HIPOTECARIO GE CAPITAL CORP	01/10/2009	5.03	0	0	0	0	0	0	0	0	0	930	888	954	1,027	22,550
HIPOTECARIO GE CAPITAL CORP	01/10/2009	4.98	0	0	0	0	0	0	0	0	0	903	864	928	998	21,835
HIPOTECARIO GE CAPITAL CORP	01/10/2009	10.04	0	0	0	0	0	0	0	0	0	798	664	730	803	21,149
HIPOTECARIO GE CAPITAL CORP	01/10/2009	5.74	0	0	0	0	0	0	0	0	0	607	540	585	634	21,025
HIPOTECARIO GE CAPITAL CORP	01/10/2009	5.03	0	0	0	0	0	0	0	0	0	803	767	824	887	19,478
HIPOTECARIO GE CAPITAL CORP	01/10/2009	10.04	0	0	0	0	0	0	0	0	0	754	625	687	755	19,899
HIPOTECARIO GE CAPITAL CORP	01/10/2009	4.98	0	0	0	0	0	0	0	0	0	740	708	760	817	17,881
HIPOTECARIO INMOB BANCOMER	31/07/2007	13.92	3,000	17,809	0	0	0	0	0	0	0	0	0	0	0	0
HIPOTECARIO GE CAPITAL CORP	01/10/2009	5.19	0	0	0	0	0	0	0	0	0	641	610	658	707	15,713
HIPOTECARIO GE CAPITAL CORP	01/10/2009	8.81	0	0	0	0	0	0	0	0	0	532	462	502	546	13,084
HIPOTECARIO GE CAPITAL CORP	01/10/2009	11.52	0	0	0	0	0	0	0	0	0	443	344	383	427	12,641
HIPOTECARIO GE CAPITAL CORP	01/10/2009	4.98	0	0	0	0	0	0	0	0	0	402	384	413	444	9,722

STOCK EXCHANGE CODE: GACCION
G. ACCION S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 4 YEAR: 2002

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
HIPOTECARIO GE CAPITAL CORP	01/10/2009	5.35	0	0	0	0	0	0	0	0	0	354	336	362	390	8,787
HIPOTECARIO GE CAPITAL CORP	01/10/2009	5.19	0	0	0	0	0	0	0	0	0	336	318	344	370	8,224
HIPOTECARIO GE CAPITAL CORP	01/10/2009	11.52	0	0	0	0	0	0	0	0	0	218	169	189	211	6,225
HIPOTECARIO GE CAPITAL CORP	01/10/2009	5.03	0	0	0	0	0	0	0	0	0	165	158	170	183	4,019
HIPOTECARIO GE CAPITAL CORP	01/10/2009	5.03	0	0	0	0	0	0	0	0	0	147	140	151	162	3,562
TOTAL BANKS			**16,000**	**66,559**	**0**	**2,799**	**3,074**	**3,377**	**3,708**	**31,857**	**0**	**77,485**	**69,197**	**75,059**	**81,430**	**2,227,629**
PROVEEDORES																
SERVICIOS PROFESIONALES			5,971	0	0	3,800	0	0	0	0	0	0	0	0	0	0
ARRENDAMEINTO DE EQUIPOS			0	0	0	4,153	0	0	0	0	0	0	0	0	0	0
SERVICIOS DE CONSTRUCCION			430	0	0	0	0	0	0	0	0	0	0	0	0	0
TESORERIA DEL DISTRITO FEDER			159	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**6,560**	**0**	**0**	**7,953**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTROS PASIVOS CIRCULANTES			35,645	0	0	27,543	9,567	10,942	11,256	35,554	0	0	0	424,227	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**35,645**	**0**	**0**	**27,543**	**9,567**	**10,942**	**11,256**	**35,554**	**0**	**0**	**0**	**424,227**	**0**	**0**
			58,205	**66,559**	**0**	**38,295**	**12,641**	**14,319**	**14,964**	**67,411**	**0**	**77,485**	**69,197**	**499,286**	**81,430**	**2,227,629**

NOTES

THE EXCHANGE RATE THAT WAS USED FOR THE VALUATION OF LIABILITIES WAS OF $10.54 PESOS PER $1 U.S. DOLLAR, INCLUDING LOANS BY BANKING INSTITUTIONS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **4** YEAR: **2002**
G. ACCION S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Previous Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	69,231	683,829	0	0	683,829
TOTAL	**69,231**	**683,829**			**683,829**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	26,122	258,188	0	0	258,188
TOTAL	**26,122**	**258,188**			**258,188**
NET BALANCE	**43,109**	**425,641**			**425,641**
FOREING MONETARY POSITION					
TOTAL ASSETS	**32,111**	**332,344**	0	0	**332,344**
LIABILITIES POSITION	**299,720**	**3,158,215**			**3,158,215**
SHORT TERM LIABILITIES POSITION	13,520	142,463	0	0	142,463
LONG TERM LIABILITIES POSITION	286,200	3,015,752	0	0	3,015,752
NET BALANCE	**(267,609)**	**(2,825,871)**			**(2,825,871)**

STOCK EXCHANGE CODE: **GACCION** QUARTER: **4** YEAR: **2002**

G. ACCION S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**

Previous Printing

NOTES

THE EXCHANGE RATE THAT WAS USED FOR THE VALUATION OF ASSETS WAS OF $10.27 PESOS PER $1 U.S. DOLLAR, WHILE THE EXCHANGE RATE THAT WAS USED FOR THE VALUATION OF LIABILITIES WAS OF $10.54 PESOS PER $1 U.S. DOLLAR, AS OF DECEMBER 31,2002.

REVENUE AND EXPENSES CORRESPOND TO ALL THE OPERATIONS REALIZAED IN U.S. DOLLARS DURING THE YEAR OF 2002. REVENUES FROM LEASE ARE REGISTRED AT EACH MONTH AVERAGE EXCHANGE RATE AND OTHER REVENUE AND EXPENSES ARE REGISTRED AT THE EXCHANGE RATE OF THE INCURRED DATE.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**GACCION** QUARTER: **4** YEAR: **2002**
G. ACCION S.A. DE C.V.

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Previous Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,085,443	3,519,535	2,434,093	0.92	22,394
FEBRUARY	1,085,200	3,507,039	2,421,838	0.07	(1,695)
MARCH	1,025,099	3,449,271	2,424,171	0.51	12,363
APRIL	1,003,141	3,394,187	2,391,046	0.54	12,912
MAY	986,618	3,505,785	2,519,167	0.20	5,038
JUNE	1,024,987	3,635,739	2,610,751	0.48	12,532
JULY	1,138,566	3,746,859	2,608,294	0.29	7,564
AUGUST	1,156,488	3,578,853	2,422,365	0.38	9,205
SEPTEMBER	1,157,597	3,617,792	2,460,195	0.06	14,761
OCTOBER	1,203,171	3,725,691	2,522,520	0.44	11,099
NOVEMBER	1,271,971	3,769,311	2,497,340	0.81	20,229
DECEMBER	1,217,187	3,727,888	2,510,701	0.43	10,796
ACTUALIZATION:	0	0	0	0.00	3,382
CAPITALIZATION:	0	0	0	0.00	(2,657)
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	(335)
TOTAL					**137,588**

NOTES

THE INFLATION FOR THE MONTH OF FEBRAURY, 2002, WAS NEGATIVE 0.07%

STOCK EXCHANGE CODE: **GACCION** QUARTER: **4** YEAR: **2002**
G. ACCION S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Previous Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
N/A

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **4** YEAR: **2002**
G. ACCION S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Previous Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
N/A		0	0

NOTES

STOCK EXCHANGE CODE: **GACCION** QUARTER: **4** YEAR: **2002**
G. ACCION S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**
Previous Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
N/A					

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION**
G. ACCION S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Previous Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
ARRENDAMIENTO				442,461			
CONSTRUCCION				109,798			
SERVICIOS				142,383			
TOTAL				694,642			

NOTES

SOME OF THE REVENUES GENERATED FROM LEASES AND CONSTRUCTION WERE IN U.S DOLLARS, ALL WITHIN MEXICO.

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF :

Number of shares Outstanding at the Date of the NFEA:
(Units)

ARE THE FIGURES FISCALLY AUDITED? ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO OF OF

FISCAL EARNINGS

- DETERMINED INCOME

+ DEDUCTED WORKER'S PROI

- DETERMINED WORKEF

- DETERMINED RFE

- NON DEDUCTABLES

NFE OF PERIOD :

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO OF OF

Number of shares Outstanding at the Date of the NFEA:
(Units)

STOCK EXCHANGE COI GACCION QUARTER: 4 YEAR: 2002
RAZON SOCIAL: **G. ACCION S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF ENERO OF — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **4** YEAR **2002**
G. ACCION S.A. DE C.V.

CONSOLIDATED
Previous Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	83,475,934	42,064,764	25,581,915	99,958,783	38,004	19,150
TOTAL			**83,475,934**	**42,064,764**	**25,581,915**	**99,958,783**	**38,004**	**19,150**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
125,540,698
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 0
GDRS's : 0
ADS's : 10 AD'S POR ACCION
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **4** YEAR **2002**
G. ACCION S.A. DE C.V.

CONSOLIDATED
Previous Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **31** **OF** **DECEMBER** **OF** **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

LIC. BERNARDO MARTINEZ MONTES DE OCA
SUBDIRECTOR DE ADMINISTRACION

C.P. TOMAS RODRIGUEZ OSORIO
SUBCONTRALOR

CIUDAD DE MEXICO, D.F., AT MARCH 5 OF 2003